SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__6__)



                               Xplor Corporation
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  984127100
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             March 6, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 8  pages

CUSIP No.  984127100                 13G                   Page 2 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            792,707
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             35,840
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             792,707
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       35,840
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,059,312
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13G                   Page 3 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             792,707
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       792,707
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      792,707
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    38.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13G                   Page 4 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             792,707
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       792,707
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      792,707
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    38.3%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13G                   Page 5 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            230,765
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             35,840
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             230,765
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       35,840
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      266,605
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  984127100                 13G                   Page 6 of 8 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rivkalex Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             163,411
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       163,411
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      163,411
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    CO.

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 7 of 8 Pages

          J. Morton Davis, D.H. Blair Holdings, Inc. ("Blair Holdings"), D.H. Blair Investment Banking Corp. ("Blair Investment"), Rosalind Davidowitz, and Rivkalex Corporation ("Rivkalex"), (collectively, the "Reporting Parties") hereby amend the following Items in their statement on Schedule 13D relating to the common stock, $.01 par of Xplor Corporation (the "Issuer") as follows:

Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 5, Rosalind Davidowitz used her personal funds to purchase an additional 6,700 shares at a total purchase price of $17,004.20.

Item 4. is hereby amended by deleting the first paragraph therein.

Item 5. (a) is hereby amended in its entirety as follows:

          As of March 6, 1996, Mr. Davis may be deemed to beneficially own 1,059,312 shares (4)(5) or 51.2% of the Issuer's shares as follows:
          (i) 762,707 shares owned by Blair Investment, (ii) warrants to purchase 10,000 shares at $2.125 per share expiring June 10, 1997 owned by Blair Investment (6), (iii) warrants to purchase 20,000 shares at $3.29 per share expiring September 1, 1999 owned by Blair Investment (6), (iv) 163,411 shares owned by Rivkalex, (v) 67,354 shares owned by Rosalind Davidowitz, and (vi) 35,840 shares owned by Parliament Hill Corporation (7).

          As of March 6, 1996, Blair Holdings and Blair Investment may be deemed to beneficially own 792,707 shares or 38.3% of the Issuer's shares.

          As of March 6, 1996, Rosalind Davidowitz may be deemed to beneficially own 266,605 shares or 13.1% of the Issuer's shares as indicated in (iv) - (vi) above.

          As of March 6, 1996, Rivkalex may be deemed to beneficially own 163,411 shares or 8.0% of the Issuer's shares.


Item 5. (b) is hereby amended in its entirety as follows:

          Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Investment. Rosalind Davidowitz and the Board of Directors of PHC, of which Mr. Davis is a director and Chairman, have the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Parliament Hill Corporation. Rosalind Davidowitz has sole power to dispose or to direct the disposition of those shares owned directly by her and by Rivkalex.




_______________________________________________________________________________
     (4) Although Mr. Davis is including securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz or Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.
     (5) Not included herein are 3,000 shares and a warrant to purchase 500,000 shares owned by Kinder Investments, L.P. ("Kinder"). Kenton E. Wood, the general partner of Kinder, is the Chairman and Chief Executive Officer of D.H. Blair & Co., Inc. ("Blair") and a stockholder and director of Blair. Certain limited partners of Kinder are also stockholders of Blair. The limited partners of Kinder are the children and grandchildren of Mr. Davis and Ms. Davidowitz. Mr. Davis, Ms. Davidowitz, Blair Holdings, and Blair Investment disclaim for purposes of Section 13 or otherwise beneficial ownership of any Xplor Corporation shares owned by Kinder or Blair. Kinder disclaims for purposes of Section 13 or otherwise ownership of any Engex,
Inc. shares owned by Blair, Blair Holdings, Blair Investment, Mr. Davis or Ms. Davidowitz.
     (6) These warrants were inadvertently not included in the Reporting Parties' previously filed Schedule 13D, and Amendments No. 1-5 thereto.
     (7) Parliament Hill  Corporation  is  a  private   corporation  of  which
Rosalind Davidowitz beneficially owns approximately 72.6% and Blair Holdings beneficially owns approximately 13.4%

                                                       Page 8 of 8  pages


 Item 5.(c) is hereby amended by adding the following paragraph:

          The following open-market transactions were made by Rosalind Davidowitz in the Issuer's securities in the previous sixty days:

                         Purchase                              Price Per
          Date           or Sale             Amount              Share
          ------------------------------------------------------------

          2/27/96        Purchase            1,800               2.27
          2/28/96        Purchase            2,100               2.27
          3/01/96        Purchase            1,800               2.27
          3/06/96        Purchase            1,800               2.27

          No transactions were made by any of the other Reporting Parties in the previous sixty days.



                                   SIGNATURES
                                   ----------
 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         /s/ J. Morton Davis
Date:    March 13, 1996               by:_____________________________
         New York, New York             J. Morton Davis



                                        /s/ Rosalind Davidowitz
Date:    March 13, 1996                 _____________________________
         New York, New York              Rosalind Davidowitz



                                        RIVKALEX CORPORATION

                                        /s/ Rosalind Davidowitz
Date:    March 13, 1996                 _____________________________
         New York, New York              Rosalind Davidowitz




                                        D.H. BLAIR HOLDINGS, INC.

                                        /s/ David Nachamie
Date:    March 13, 1996                _____________________________
         New York, New York              David Nachamie
                                         Treasurer



                                       D.H. BLAIR INVESTMENT BANKING CORP.

                                        /s/ David Nachamie
Date:    March 13, 1996                _____________________________
         New York, New York              David Nachamie
                                         Treasurer